SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. __)*

ReneSola Ltd

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G7500C 106

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yuncai Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,684,195 ordinary shares
	6	SHARED VOTING POWER 8,820,775 ordinary shares (consisting of 8,820,775 ordinary shares beneficially owned by Mr. Xiangjun Dong)
	7	SOLE DISPOSITIVE POWER 9,684,195 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,504,970 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7%
12	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Buoyant Wise Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,684,195 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,684,195 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,684,195 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON* CO

ITEM 1(a).	NAME OF ISSUER:

ReneSola Ltd

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 8 Baoqun Road
Yaozhuang County, Jiashan Town
Zhejiang Province 314117
People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Yuncai Wu

Buoyant Wise Limited (“Buoyant”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of Yuncai Wu is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, PRC. The address of the principal business office of Buoyant is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

ITEM 2(c)	CITIZENSHIP:

Yuncai Wu is a citizen of the People’s Republic of China.  The place of organization of Buoyant is the British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares of no par value

ITEM 2(e).	CUSIP NUMBER:

G7500C 106

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Yuncai Wu	18,504,970 ordinary shares*	10.7%	9,684,195 ordinary shares	8,820,775 ordinary shares*	9,684,195 ordinary shares	0
Buoyant Wise Limited**	9,684,195 ordinary shares	5.6%	9,684,195 ordinary shares	0	9,684,195 ordinary shares	0

*
Includes 8,820,775 ordinary shares beneficially owned by Mr. Xiangjun Dong.  Mr. Wu holds shared voting rights with Mr. Dong with respect to those shares pursuant to an irrevocable voting agreement entered into between Mr. Wu and Dynasty Time Limited (“Dynasty”), a British Virgin Islands company controlled by Mr. Dong, that is the record holder of those shares.  Under the voting agreement, Dynasty irrevocably appointed Mr. Wu as its attorney and proxy with full power of substitution with respect to 8,820,775 shares held by Dynasty, to vote and act at all shareholder meetings and give written consent on behalf of Dynasty on matters of Renesola Ltd requiring shareholder approval.  Please see Schedule 13G filings made by Mr. Dong and Dynasty Time Limited for information regarding their holdings in Renesola Ltd.

**
As of December 31, 2010, Buoyant was the record owner of 9,684,195 ordinary shares of Renesola Ltd.  Buoyant is indirectly wholly owned by the WYC Family Trust of which Mr. Wu is the settlor.  The trustee of the WYC Family Trust is HSBC International Trustee Limited (“HSBC”).  Pursuant to the trust deed dated November 25, 2010 between Mr. Wu and HSBC, Mr. Wu holds all voting and investment powers of Buoyant and its assets.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Wu may be deemed to beneficially own all of the shares held by Buoyant.  HSBC should not be deemed a beneficial owner of the shares in Renesola Ltd held by Buoyant under Section 13(d) of the Exchange Act.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Yuncai Wu
Buoyant Wise Limited
Xiangjun Dong
Dynasty Time Limited

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Yuncai Wu	/s/ Yuncai Wu
Yuncai Wu

Buoyant Wise Limited	By:	/s/ Yuncai Wu
Name: Yuncai Wu
Title: Director

 LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares of no par value, of ReneSola Ltd, a British Virgin Islands company, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2011.

Dated: February 14, 2011

Yuncai Wu	/s/ Yuncai Wu
Yuncai Wu

Buoyant Wise Limited	By:	/s/ Yuncai Wu
Name: Yuncai Wu
Title: Director